

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 30, 2006

Via U.S. Mail and Fax (610-934-7072)

Mr. Ronald B. Stark
Vice President of Finance
Pegasus Communications Corporation
225 City Line Avenue, Suite 200
Bala Cynwyd, PA 19004

     RE: **Pegasus Communications Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed April 6, 2006

              Forms 10-Q for Fiscal Quarter Ended March 31, 2006 and June 30, 2006
              File No. 0-32383

Dear Mr. Stark:

The Division of Corporation Finance has completed its review of your Form 10-K and does not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director